UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 8, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Additional Debt Financing

Initial Acquisition of Controlled Subsidiary Investment – PC Meadow Springs, LLC

On September 19, 2016, we directly acquired ownership of a “majority-owned subsidiary”, PC Meadow Springs, LLC (the “RSE Peak Controlled Subsidiary”), for an initial purchase price of approximately $8,460,000, which was the initial stated value of our equity interest in the RSE Peak Controlled Subsidiary (the “RSE Peak Investment”). The RSE Peak Controlled Subsidiary used the proceeds to close on the acquisition of a stabilized garden-style multifamily property totaling 286 units located at 260 Gage Boulevard in Richland, WA (the “The Villas at Meadow Springs”) for a purchase price of approximately $37,600,000. The closing of both the initial RSE Peak Investment and The Villas at Meadow Springs occurred concurrently. The RSE Peak Controlled Subsidiary is managed by the principals of Peak Capital Partners (“Peak”). Pursuant to the agreements governing the RSE Peak Investment (the “RSE Peak Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE Peak Controlled Subsidiary, including The Villas at Meadow Springs. The investment strategy for the property was to: 1) complete light common area value-add plan; 2) subsequently, increase rents; and, 3) pursue additional fee-income where feasible.

Incremental Debt Financing

Peak has completed the underwritten value-add plan. This included addressing aging systems like HVAC units and water heaters, reserving for needed carpet replacements, repairing and improving the parking area, and executing on energy efficiency initiatives that will result in decreased utility expenses for the property.

As of September 30, 2018, occupancy was approximately 95.1% and average monthly in-place rent was approximately $1,204 per unit. As of September 30, 2018, trailing 12-month net operating income (“NOI”) had increased approximately 12% compared to the trailing 12-month performance prior to acquisition.

At the initial closing, Berkadia and Fannie Mae provided a $30,080,000 senior secured loan to finance the acquisition and renovation of the property, with an October 1, 2026 maturity date and a 3.87% fixed interest rate (the “Meadow Springs Senior Loan”). On October 31, 2018, Berkadia provided a $7,079,000 supplemental loan (the “Meadow Springs Supplemental Loan”) that is coterminous with the initial loan and has a 5.96% fixed interest rate. As of November 8, 2018, the combined loan balance is $37,159,000 and the loan-to-value ratio, based on a lender-engaged appraisal, is 80%. The appraisal value of $46,400,000 represents a 23% increase in value compared to the $37.6 million purchase price.

Distribution from PC Meadow Springs, LLC

As a result of the Meadow Springs Supplemental Loan, we have received a cash distribution of approximately $6,232,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    November 13, 2018